Exhibit 12.1

Whole Foods Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Sept 27,	Sept 28,	Sept 30,	Sept 24,	Sept 25,
	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$250,942	$206,519	$304,567	$339,713	$237,133

Rent expense	281,903	257,465	200,999	153,059	124,772
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	93,968	85,822	67,000	51,020	41,591
Interest expense	36,856	36,416	4,208	32	2,223
Fixed charges to add to earnings	130,824	122,238	71,208	51,052	43,814
Total available earnings	$381,766	$328,757	$375,775	$390,765	$280,947

Fixed Charges:
Interest expense	$36,856	$36,416	$4,208	$32	$2,223
Capitalized interest	5,171	6,028	882	928	2,976
Total interest	42,027	42,444	5,090	960	5,199
One-third of rent expense	93,968	85,822	67,000	51,020	41,591
Preferred share dividends	28,050	—	—	—	—
Total fixed charges	$164,045	$128,266	$72,090	$51,980	$46,790

Ratio of earnings to fixed charges	2.33x	2.56x	5.21x	7.52x	6.00x